                                   FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of April, 1997

                           DSG International Limited
                           -------------------------
                (Translation of registrant's name into English)

                  17/F Watson Centre, 16-22 Kung Yip Street,
                  ------------------------------------------
                            Kwai Chung, Hong Kong
                            ---------------------
                            Tel. No. 852-2427-6951
                            ----------------------
                   (Address of principal executive offices)


           [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                      Form 20-F   X            Form 40-F
                                -----                    -----


        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.]

                            Yes             No   X
                                -----          -----


        [If "yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-             .]
                                                 -------------

[DSG INTERNATIONAL LTD. LETTERHEAD]

Contact:  Mr. Peter Chang
          (770) 497-9800

                                                           For Immediate Release


               DSG INTERNATIONAL LIMITED REPORTS FOURTH QUARTER
                           AND YEAR-END 1997 RESULTS

Hong Kong, April 27, 1998 - DSG International Limited (NASDAQ: DSGIF) today reported that earnings per share in 1997 were $0.15 compared with $1.18 in 1996. Net income for the year 1997 dropped to $1.0 million compared with $9.2 million for 1996.

The Company's net sales in 1997 were $230.9 million compared with $236.1 million in 1996. Sales for the Company were adversely affected by continued intense price and promotional competition in the North American region and also by the unfavorable translation of the Asian and Australian Dollar into U.S. Dollar reporting currency, resulting from the currency turmoil in the Asian Pacific region.

In 1997, the gross profit margin declined by 0.8% to 33.3%, due to lower sales volume in the North American operation and the higher cost, in local currency, of imported materials in the Company's Asian operations, an additional result of the currency turmoil. Selling, general and administrative expenses as a percentage of net sales increased by 3.9% to 31.2% in 1997. This was due to the increased expenses of the Company's North American operations in order to meet intensified price and promotional competition and higher selling, general and administrative expenses for the Company's newly acquired operations. In 1997, the Company closed several of its manufacturing operations in the North American and Asian Pacific regions and wrote-down certain surplus equipment used in its European operation, with a total restructuring cost of $1.4 million. The Company's interest expense in 1997 increased to $2.8 million from $2.3 million in 1996, due to increased borrowings for the companies acquired in 1997. The decrease in other income to $1.3 million for the year 1997 from $1.8 million for the year 1996 was primarily due to less interest income from reduced average bank balances.

In the fourth quarter of 1997, there was a loss of $0.12 per share, compared with earnings per share of $0.45 for the corresponding period in 1996. Net loss for the fourth quarter of 1997 was $0.8 million compared with a net income of $3.4 million in the corresponding quarter of 1996. The Company's net sales in the fourth quarter of 1997 declined by 7.6% to $51.7 million, compared with $56.0 million for the same period in 1996. The adverse effect of competition in the North American region and economic turmoil in Asian Pacific countries affected both the Company's sales volume and revenue. Gross profit margin for the fourth quarter of 1997 was 31.2% compared to 37.2% of the previous year. This was primarily due to a lower sales volume combined with the higher cost of imported materials for the Company's Asian Pacific operations. Selling, general and administrative expenses for the fourth quarter of 1997 increased to $17.8 million compared with $15.5 million in the fourth quarter of 1996, resulting from the increased expenditure for promotional activities and additional selling, general and administrative expenses from the newly acquired operations. In addition, the restructuring costs referred to above were largely booked in the fourth quarter.

Brandon Wang, the Chairman of the Company, said: "1997 has been a difficult year for the Company with the currency turmoil in the Asia-Pacific region affecting the volume growth that had been experienced in prior years. Additionally, the Company's margins were adversely affected because certain raw materials are purchased in U.S. dollars, yet selling prices in local currencies could not be increased in time to reflect the increased raw materials costs in local currency. Despite all of this, we believe we have held our market share position in the Asia-Pacific region. During 1997, there was no change in the intense price and promotional competition in the North American market, and we see no improvement in market conditions for baby diaper products in 1998. I am, however, encouraged by the growth of the adult incontinent market in North America and am pleased that the Company has recently been awarded adult incontinent business for two of the largest drugstore chains, Walgreen's and Rite-Aid. Also in 1997, to reduce costs, the Company consolidated production operations in several locations in North America and Asia. We are, however, moving forward with our joint venture in Indonesia, and we expect our production facility will be in operation sometime in the second quarter of this year. We believe that our local manufacturing capability there will significantly decrease costs of marketing and distribution in Indonesia, which we regard as a market with great potential. As result of these measures and an anticipated stabilization of the currency turmoil in 1997, we look forward to 1998 with confidence that it will be a better year."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China and Thailand. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products, feminine napkins and training pants at certain of its operations. Its best selling brands include Fitti/R/, Pet Pet/R/, Cosies/R/, Cosifits/R/, Baby Love/R/, Togs/R/, Cares/R/, Viesi/R/, Dispo 123/TM/, Certainty/R/ and Handy/TM/.

This press release contains forward-looking statements that involve assumptions and uncertainties. The Company's actual results could differ materially from what is projected here; in fact, some of the more consequential factors that could cause or contribute to such differences are noted within the Company's various reports filed with the Securities and Exchange Commission and include, but are not limited to, general economic factors, competitive pricing pressures, costs of raw materials, lack of acceptance of new products, currency fluctuations and economic conditions in international markets.

[DSG INTERNATIONAL LTD. LETTERHEAD]


SUMMARY OF RESULTS
(Dollars in thousands, except per share amounts)

                                   Three months ended      Twelve months ended
                                      December 31,             December 31,
                                     1997      1996           1997      1996
Net sales                          $51,722   $55,954        $230,930  $236,050
                                   -------   -------        --------  --------

Gross profit                        16,139    20,829          77,001    80,403

Selling, general & administrative
 expenses                           17,760    15,508          72,034    64,420
Restructuring expenses               1,166        --           1,389        --
                                   -------                  --------

Operating income (loss)             (2,787)    5,321           3,578    15,983

Interest expense                      (664)     (494)         (2,833)   (2,267)
Exchange gain (losses)                 752      (560)           (610)     (176)
Other income                           604       432           1,282     1,811
                                   -------   -------        --------  --------

Income (loss) before income taxes   (2,095)    4,699           1,417    15,351
Provision for income taxes           1,234    (1,274)           (443)   (6,185)
Minority interest in losses             84        (2)             --        --

Net income                         $  (777)  $ 3,423        $    974   $ 9,166
                                   -------   -------        --------  --------

Earnings per share                 $ (0.12)  $  0.45        $   0.15   $  1.18
                                   -------   -------        --------  --------

Weighted average number of shares
 outstanding                         6.675     7,599           6,675     7,747
                                   -------   -------        --------  --------

BALANCE SHEET DATA                    December 31,             December 31,
(In thousands, unaudited)                1997                     1996
Working capital                        $30,823                  $31,683
Total assets                           130,273                  141,910
Long-term debts                         21,281                   21,940
 (including deferred purchase
 consideration)
Shareholders' equity                    64,778                   74,639

On December 31, 1997, the Company had cash and cash equivalents of $18,588.

                                  SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          DSG International Limited
                                        -----------------------------
                                                (Registrant)



Dated: May 21, 1998                     By /s/ Peter Chang
       -------------------------           --------------------------
                                                   Peter Chang
                                                  Vice President